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                                Filed by Computer Associates International, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        Subject Company: Sterling Software, Inc.
                                                   Commission File No. 333-30842


Contacts: Bob Gordon, public relations         Doug Robinson, investor relations
(631) 342-2391                                 (631) 342-2745
bobg@ca.com                                    dougr@ca.com

                 COMPUTER ASSOCIATES RECEIVES SEC EFFECTIVENESS
                   OF REGISTRATION STATEMENT FOR TENDER OFFER
                           FOR STERLING SOFTWARE, INC.

ISLANDIA, N.Y., March 14, 2000--Computer Associates International, Inc. (NYSE:
CA) announced that the Securities and Exchange Commission has today declared effective under the Securities Act of 1933 the registration statement filed by CA pursuant to which it is conducting a tender offer to acquire all the outstanding shares of common stock Sterling Software, Inc. (NYSE: SSW). Declaration by the SEC of the effectiveness of the registration statement is one of the conditions to the offer.

The offer is being made through Silversmith Acquisition Corp. (Silversmith), a wholly-owned subsidiary of CA, pursuant to the Agreement and Plan of Merger dated as of February 14, 2000, among CA, Silversmith and Sterling Software, Inc. It is conditioned, among other things, upon necessary regulatory approvals being obtained and at least a majority of the total number of outstanding Sterling Software shares on a fully diluted basis being tendered and not withdrawn as of the date the offer expires. The offer commenced on February22,2000 and is scheduled to expire at midnight New York City time, on March 20, unless extended.

Prior to the registration statement becoming effective, CA amended the registration statement to make minor changes requested by the SEC. These changes do not materially affect any of the terms of the offer. As a result, no follow-on mailing will be sent to the Sterling Software stockholders. The amended registration statement may be obtained free at the SEC's web site at www.sec.gov. The amended registration statement may also be obtained for free from Computer Associates by directing your request to Investor Relations at www.ca.com/invest/questions or by fax at 631-342-6864.

The information agent for the office is Mackenzie Partners, Inc., 156 Fifth Avenue, New York, NY 10010, telephone 212-929-5500 or 1-800-322-2885.

Sterling Software is one of the world's leading software companies, providing software and services for the application development, business intelligence, information management, storage management, network management, Web management, VM systems management, and federal systems markets. Headquartered in Dallas, Sterling Software has a worldwide installed base of more than 20,000 customer sites and 3,800 employees in 90 offices worldwide. For more information on Sterling Software, visit the company's Web site at www.sterling.com.

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Computer Associates International, Inc., the world's leading business software company, delivers the end-to-end infrastructure to enable eBusiness through innovative technology, services and education. CA has 18,000 employees worldwide and had revenue of $6.3 billion for the year ended December 31, 1999. For more information, visit www.ca.com.

We urge investors and security holders to read the following regarding the tender offer, including amendments that may be made to them, because they contain important information:

- Computer Associates' preliminary prospectus, prospectus supplements, final prospectus and tender offer material.

- Computer Associates' Registration Statement on Form S-4 and Schedule TO containing or incorporating by reference such documents and other information.

- Sterling Software's Solicitation/Recommendation Statement on Schedule 14D-9.

These documents and amendments to these documents have or will be filed with the United States Securities and Exchange Commission.

When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at www.sec.gov. You may also obtain for free each of these documents (when available) from Computer Associates by directing your request to Investor Relations at www.ca.com/invest/questions or by fax at 631-342-6864, or from Sterling Software by directing your request to investor@sterling.com or by fax at (214) 981-1215.


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